AMENDMENT  to Agreements  dated January 3, 1994, August  15,
          1994 and August 3, 1995 under the 1994 Key Employee Incentive Stock Option Plan and Agreement dated March 11, 1993 under the 1993 Key Employee Incentive Stock Option Plan B (collectively, the Agreements ) by and between Robert M. Sterling, Jr. (the "Optionee") and Network Imaging Corporation (the Company ),

               WHEREAS, the Optionee has served the Company as a director and executive officer and is currently serving as a consultant to the Company;

               WHEREAS, the Board of Directors of the Company on July 31, 1996 took action to amend the Agreements to accelerate the vesting of options and thereby alleviate the potential adverse impact on the Company and the Optionee of certain Internal Revenue Code provisions which in the case of a change in control of the Company could limit deductions available to the Company for certain payments and impose an excise tax on the Optionee with respect to those payments;

               NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:

               1. All options granted pursuant to the Agreements which have not heretofore vested shall vest as of the date hereof.

               IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of July 31, 1996.

            NETWORK IMAGING CORPORATION



       By  /s/ Robert P. Bernardi             /s/ Robert  M. Sterling, Jr.
       Robert P. Bernardi                     Robert M. Sterling, Jr.
       Chairman
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